UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[ X ]     Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2003

                               OR

[  ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

                  Commission File Number 1-7159

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     THE ARUNDEL CORPORATION
                 PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Florida Rock Industries, Inc.
                      155 East 21st Street
                   Jacksonville, Florida 32206

-----------------------------------------------------------------

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------

                                                             Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM       3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
 AND FOR THE YEAR ENDED DECEMBER 31, 2003:

 Statements of Net Assets Available for Benefits              4

 Statement of Changes in Net Assets Available for Benefits    5

 Notes to Financial Statements                               6-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

 Form 5500, Schedule H, Part IV, Line 4(i)-
  Schedule of Assets Held for Investment Purposes             12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Retirement Plan Committee
The Arundel Corporation
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and its changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
--------------------------
Certified Public Accountants
Jacksonville, Florida

October 18, 2004

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
_________________________________________________________________


ASSETS                                          2003            2002

Investments at fair value:
   Investments                                  $   7,623,323   $  6,373,520
   Notes from participants                            512,310        421,920
                                                -------------   ------------

     Total investments                              8,135,633      6,795,440
                                                -------------   ------------

Receivables:
   Employer contributions                               6,546          5,834
   Participants contributions                           1,414         32,078
                                                -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS               $   8,143,593   $  6,833,352
                                                =============   ============


See notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
__________________________________________________________________


ADDITIONS TO NET ASSETS ATTRIBUTED TO:


   Investment income:
      Net appreciation in fair value of investments     $   1,044,301
      Dividends and interest                                  153,936
                                                        -------------
     Total investment income                                1,198,237

Contributions:
   Employer                                                    61,987
   Participants                                               268,859
                                                         ------------

     Total contributions                                      330,846

Transfers                                                      12,810
                                                         ------------

     Total additions                                        1,541,893

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                             231,652
                                                         ------------
     Net increase                                           1,310,241

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                       6,833,352
                                                         ------------
    End of year                                          $  8,143,593
                                                         ============


See notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002


1. DESCRIPTION OF THE PLAN

   The following description of The Arundel Corporation Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL-The Plan is a defined contribution plan established by The Arundel Corporation (the "Company") effective July 1, 1984. Prior to September 1, 1986, participation in the Plan was limited to permanent nonunion employees of The Arundel Corporation, the parent company. As of September 1, 1986, participation was extended to all permanent nonunion employees of all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   PLAN ADMINISTRATION-The Plan is administered by the Retirement Plan Committee of The Arundel Corporation Profit Sharing and Savings Plan. Effective October 1, 2002, the trustee of the Plan is the Sun Trust Bank, N.A. Prior to that date, the trustee was T. Rowe Price Trust Company. All administrative expenses are paid by the trustee out of the Plan's gross investment income, unless the Company, at its discretion, agrees to pay them.

   CONTRIBUTIONS-Each year, participants may contribute 100% of pre-tax compensation, as defined in the Plan. The Company contributes 50% of the first 3% of the base compensation that a participant contributes to the Plan. Participants direct the investment of their contributions, and those contributions made by the Company on their behalf, into various investment options offered by the Plan. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

   VESTING-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. A participant is 100% vested after the earlier of five years of employment, attainment of age 59, retirement, or death.

     Chase Growth Fund-Fund seeking growth of capital companies.

     Fidelity Advisor Equity Growth Fund-Fund seeking to achieve capital appreciation by investing in at least 65% of assets in common stocks with strong growth potential characteristics.

     T. Rowe Price New Horizon-Fund seeking long-term growth of capital by investing in primarily common stocks of small, rapidly growing companies.

     Evergreen Small Cap Value Fund-Fund seeking to maximize total return consisting of current income and growth of capital by investing in common and preferred stocks, convertible securities, and fixed-income securities of companies.

     Templeton Foreign Fund-Fund seeking long-term capital growth by investing primarily in the equity securities of companies located outside the U.S., including emerging markets.

     Longleaf Partners Fund-Fund seeking long-term capital growth.

     STI Classic Capital Appreciation Fund-Fund seeking to provide capital appreciation by investing primarily in a portfolio of common stocks, warrants, and securities convertible into common stock.

     T. Rowe Price Equity Income Fund-Fund seeking to provide substantial dividend income as well as long-term growth of capital.

     Vanguard 500 Index Fund-Fund seeking investment results that correspond to the price and yield performance of the S&P
     500, by owning all stocks in the S&P 500.

     T. Rowe Price Capital Appreciation-Fund seeking capital appreciation by investing primarily in common stocks.

     Aggressive Lifestyle Fund-Arundel-Fund seeking a broadly diversified portfolio of stock for aggressive investors.

     Moderate Lifestyle Fund-Arundel-Fund seeking a broadly diversified portfolio of stock for moderate investors.

     Conservative Lifestyle Fund-Arundel-Fund seeking a broadly diversified portfolio of stock for conservative investors.

     T. Rowe Price U.S. Treasury Intermediate-Fund seeking a high level of current income consistent with maximum credit protection and moderate price fluctuation in principal.

     STI Classic Prime Quality Money Market-Fund seeking to invest in U.S. and foreign money market instruments denominated in U.S. dollars.

     Florida Rock Industries Inc. Common Stock-A portfolio of
     Florida Rock Industries, Inc. stock.

     Patriot Transportation Holding, Inc. Common Stock- portfolio of Patriot Transportation Holding, Inc. stock.

     ER Stock Awaiting Purchase Fund-FRK-Holding account.

   Participants may change their investment options at any time.

   PARTICIPANT ACCOUNTS-Each participant's account is credited with the participant's contributions, the employee's portion of the employer's matching contributions, and Plan earnings. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   PARTICIPANT LOANS-Participants may borrow funds from their fund accounts up to a maximum of $50,000 or 50% of the vested portion of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates determined at the time of approval. The interest rate is 1% over the Prime rate. Principal and interest are paid over stipulated periods of time.

   PAYMENT OF BENEFITS-Participants may withdraw their account balances under two conditions: termination or retirement at age 59. Upon termination, participants receive a lump-sum payment for the total vested value of their account. Any Company matching amounts not vested upon termination are forfeited and payable to the Company. Such forfeitures are used by the Company to offset future contributions. At retirement, the participant becomes fully vested and may elect to withdraw funds in a lump-sum payment or in substantially equal installments over a period of years.

   PLAN TERMINATION-Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING-The financial statements of the Plan are presented on the accrual basis of accounting.

   USE OF ESTIMATES-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   INVESTMENT VALUATION AND INCOME RECOGNITION-The investments of the Plan are stated at fair value. Fair values are determined by the trading value of the various mutual investment funds on the last day of the Plan's year. Participant loans are valued at cost, which approximates fair value. Net appreciation or depreciation of investments is recorded to reflect changes in the fair value of the investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   BENEFIT PAYMENTS-Benefits are recorded when paid.

3. INVESTMENTS

   The following table presents the investments as of December
   31, 2003 and 2002. Investments that represent 5% or more of the Plan's net assets are separately identified:


                                                     December 31,        December 31,
                                                        2003                2002

    Investments at fair value as determined by
     quoted market price:
     Mutual investment funds:
      Chase Growth Fund, 78,078 and 99
       shares, respectively                          $ 1,163,364         $     1,245
      Fidelity Advisor Equity Growth Fund,
       0 and 34,581 shares, respectively                                   1,167,815
      T. Rowe Price New Horizon, 27,376 shares           678,916             473,749
      Longleaf Partners Fund, 21,014 and
       19,126 shares, respectively                       629,996             425,373
      T. Rowe Price Equity Income Fund,
       71,130 and 65,567 shares, respectively          1,718,507           1,297,574
      T. Rowe Price U.S. Treasury Intermediate,
       269,442 and 280,811 shares, respectively        1,508,878           1,609,046
      STI Classic Prime Quality Money Market,
       1,102,472 and 1,105,915 shares, respectively    1,102,472           1,105,915
      Florida Rock Industries Inc. Common
       Stock, 7,772 and 3,927 shares, respectively       426,320             149,430
      Other                                              394,870             143,373
                                                    ------------          ----------
                                                       7,623,323           6,737,520
                                                    ============          ==========

    Investments at estimated fair value:
    participants loans                                   512,310             421,920
                                                    ------------          ----------
                                                    $  8,135,633        $  6,795,440
                                                    ============        ============


   During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,044,301 as follows:

     Mutual funds             $ 901,450
     Common stock               142,851
                              ---------
                            $ 1,044,301
4. PARTIES-IN-INTEREST

   Mutual funds managed by the trustee and loans to participants comprise the entire investment portfolio. Therefore, all investment transactions are considered to be with parties-in-interest. Fees to the trustee are deducted from investment income.

5. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan and its related Trust are intended to be qualified under Section 401(a) of the IRC and tax exempt under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   RISKS AND UNCERTAINTIES

   The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

7.   RECONCILIATION TO FORM 5500

   The following is a reconciliation of net assets available for benefits and the contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:


    Net assets available for benefits per the financial
    statements                                                  $8,143,593
    Employer contributions receivable                               (6,546)
    Employee contributions receivable                               (1,414)
                                                                -----------
    Net assets available for benefits per the Form 5500         $8,135,633
                                                                ===========

    Total contributions per the financial statements           $   330,846
    Less: Contributions receivable at December 31, 2003              7,960
                                                               -----------

    Total contributions per Form 5500                          $   322,886
                                                               ===========



                             ******

                      SUPPLEMENTAL SCHEDULE

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
_________________________________________________________________


                                                     Number of        Current
                                                       Shares          Value

Mutual investment funds:
 Chase Growth Fund                                   78,078            $  1,163,364
 T. Rowe Price New Horizon                           27,376                 678,916
 Templeton Foreign Fund                                 836                   8,900
 Longleaf Partners Fund                              21,014                 629,996
 STI Classic Capital Appreciation Fund                3,438                  41,809
 T. Rowe Price Equity Income Fund                    71,130               1,718,507
 Vanguard 500 Index Fund                                485                  49,803
 T. Rowe Price Capital Appreciation                  10,900                 190,745
 Aggressive Lifestyle Fund -Arundel                     986                  12,705
 Moderate Lifestyle Fund - Arundel                    1,607                  19,581
 Conservative Lifestyle Fund - Arundel                4,032                  44,158
 T. Rowe Price U.S. Treasury Intermediate           269,442               1,508,878
 STI Classic Prime Quality Money Market           1,102,472               1,102,472
 ER Stock Awaiting Purchase Fund - FRK                    6                       6
 ER Stock Awaiting Purchase Fund - Patriot                4                       4
 Florida Rock Industries, Inc. Common Stock           7,772                 426,320
 Patriot Transportation Common Stock                    823                  27,159
                                                                       ------------

                                                                          7,623,323
Participants loans                                                          512,310
                                                                       ------------
     Total investments                                                  $ 8,135,633
                                                                       ============


                            SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              THE ARUNDEL CORPORATION
                              PROFIT SHARING AND SAVINGS PLAN

                                 /s/ John D. Milton, Jr.
                              By:________________________________
                                 John D. Milton, Jr.
                                 Executive Vice President and
                                 Chief Financial Officer,
                                 Treasurer of Florida Rock
                                  Industries, Inc.
                                 (Principal Financial Officer)

Date: December 7, 2004

                          EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Florida Rock Industries, Inc.
on Form S-8 of our report dated October 18, 2004, appearing in this Annual Report on Form 11-K of The Arundel Corporation
Profit Sharing and Savings Plan for the year ended
December 31, 2003.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
December 6, 2004